

Canaccord Genuity Inc.

535 Madison Avenue
New York, NY 10022

T: 212.389.8000

Canaccord Genuity Inc. Exemption Report

Canaccord Genuity Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k):

- Rule15c3-3(k)(2)(i) for customer transactions in foreign securities; and

- Rule15c3-3(k)(2)(ii) for customer transactions in domestic securities.

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) for the fiscal year ended March 31, 2016 under Rule15c3-3(k)(2)(ii) without exception.

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) for the fiscal year ended March 31, 2016 under Rule15c3-3(k)(2)(i) without exception.

I, Howard Green, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Howard Green

Senior Managing Director

Date: 6/7/2016